Mail Stop 4561

May 8, 2008

VIA USMAIL and FAX (704) 552-8527

Mr. Weston M. Andress
Chief Financial Officer of Colonial Properties Trust
Colonial Realty Limited Partnership
2101 Sixth Avenue North, Suite 750
Birmingham, Alabama 35203

> **Re:** **Colonial Realty Limited Partnership**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on February 29, 2008**
> **File No. 000-20707**

Dear Mr. Weston Andress:

We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   We note certain downward trends during 2007 such as a decline in total revenue, net income, operating cash flows and an increase in fixed charges exceeding earnings over the prior period. In addition, it appears that you attribute the variation from the prior fiscal year to acquisition and disposition activity associated with your new strategic initiative to become a multi-family focused REIT. Given you have added back discontinued operations in discussing your results from operations, it would seem that additional factors besides the disposition of certain properties and investments would contribute to the year over year fluctuation. Please clarify what consideration you gave to providing expanded disclosure in your Management's Discussion and Analysis regarding any unfavorable trends and effect on future operating results. Refer to item 303(a)(3)(ii) of Regulation S-K.

Operating Results Summary, page 53

2.   We note that for each line item you combined discontinued operations with those of continued operations for purposes of discussion in your MD&A. Per the Instructions to Item 303(a) of Regulation S-K, the discussion and analysis should be based on the reported amounts in your audited financial statements. To the extent that you are using this non-GAAP measure to discuss your segment information under SFAS 131, please advise us why the amounts do not agree with the disclosure in your segment footnote included in your audited financial statements. Further, the discussion of amounts on a consolidated basis outside of the context of SFAS 131 would be considered a non-GAAP financial measure. Please advise us how your presentation complies with Items 10 and 303 of Regulation S-K and Questions 20 and 21 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Financial Statements and Notes

Note 6. For-Sale Activities and Impairment, page 92

3.   We note that certain sales of condominium conversion units and for-sale residential transactions are reported net within gains from sales of property in continuing operations.   Please clarify why these transactions are presented net separately from your operating revenues and expenses.   In addition, we note that condominium sales in which the property was previously operated as an apartment community is reflected within discontinued operations. Please confirm that continuing involvement, if any, in on-going condominium operations does

not preclude discontinued operations reporting under SFAS 144 and EITF 03-13. Lastly, we note that you include proceeds from the sale of condominium conversion units and for-sale residential communities within investing activities in your statement of cash flows. Please advise us your basis for including the sales of residential and condominium units as investing versus operating activities under SFAS 95.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jaime G. John, at (202) 551-3446 or me at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief